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                              October 31, 2022

       Randall W. Atkins
       Chairman and Chief Executive Officer
       Ramaco Resources, Inc.
       250 West Main Street, Suite 1800
       Lexington, Kentucky 40507

                                                        Re: Ramaco Resources,
Inc.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed October 12,
2022
                                                            File No. 001-38003

       Dear Randall W. Atkins:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 26, 2022 letter.

       Revised Preliminary Proxy Statement on Schedule 14A, filed on October 12, 2022

       General

   1. We note your revised disclosure to prior comment 2 and reissue the comment in part. Please expand
your disclosures regarding the CORE Assets. We note your related disclosures in the
registration statement on Form S-1 that you filed concurrently with this preliminary proxy
statement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan
       Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions. Randall W. Atkins
Ramaco Resources, Inc.
October 31, 2022
Page 2




                                      Sincerely,
FirstName LastNameRandall W. Atkins
                                      Division of Corporation Finance
Comapany NameRamaco Resources, Inc.
                                      Office of Energy & Transportation
October 31, 2022 Page 2
cc:       Matthew R. Pacey, P.C.
FirstName LastName